EXHIBIT 99.1

Statoil ASA: Notifiable trading

The following primary insider in Statoil ASA has sold shares in Statoil ASA:

Magne Andre Hovden, senior vice president in Statoil ASA (OSE:STL, NYSE:STO), has on 2 May 2018 sold 6,000 shares in Statoil ASA at a price of NOK 206 per share and will after the sale hold 13,252 shares in Statoil ASA.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.